Filed by Willis Group Holdings Public Limited Company

Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Towers Watson & Co.

(Commission File No. 001-34594)

Willis | TOWERS WATSON
Willis’ Presentation to ISS Regarding the Strategic Merger of Equals
October 30, 2015

Responsibility Statement
The directors of Willis accept responsibility for the information contained in this document other than that relating to Towers Watson, the Towers Watson Group and the directors of Towers Watson and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Willis (who have taken all reasonable care to ensure that such is the case) the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Important Information About the Transaction and Where to Find It
This document shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Willis filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. The Registration Statement on Form S-4 was declared effective by the SEC on October 13, 2015. Each of Willis and Towers Watson mailed the joint proxy statement/prospectus to its respective shareholders or stockholders, as applicable, on or around October 13, 2015. Investors and security holders are urged to read the
Registration Statement, Joint Proxy Statement/Prospectus and other related documents carefully when they are available.
Investors and security holders are able to obtain free copies of the Registration Statement, the Joint Proxy Statement/Prospectus and other related documents filed with the SEC by Willis and Towers Watson through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Willis or Towers Watson at the following:
WILLIS
200 Liberty Street, 7th Floor
New York, NY 10281-1003
Attention: Investor Relations
212-915-8084
Attention: Investor Relations
investor.relations@willis.com
TOWERS WATSON
901 N. Glebe Road
Arlington, VA 22203
703-258-8000
investor.relations@towerswatson.com

Participants in the Solicitation
Willis and Towers Watson, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding the directors and executive officers of Willis, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Willis’ Form 10-K for the year ended December 31, 2014 and its proxy statement filed on April 17, 2015, which are filed with the SEC. Information regarding Towers Watson’s directors and executive officers, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Towers Watson’s Form 10-K for the year ended June 30, 2014 and its proxy statement filed on October 3, 2014, which are filed with the SEC. A more complete description is available in the Registration Statement and the Joint Proxy Statement/Prospectus.

Forward Looking Statements
This document contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements regarding expectations, hopes, intentions or strategies regarding the future are forward-looking statements. Forward-looking statements are based on Willis or Towers Watson management’s beliefs, as well as assumptions made by, and information currently available to, them. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. Willis and Towers Watson undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to: the ability to consummate the proposed transaction; the ability to obtain requisite regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the proposed transaction on the proposed terms and schedule; the ability of Willis and Towers Watson to successfully integrate their respective operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, clients and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition that Willis and Towers Watson face; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses; and other risks detailed in the “Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of Willis’ and Towers Watson’s Form 10-K and other filings with the Securities and Exchange Commission.

Introduction – Today’s Presenters
JAMES MCCANN
Non-Executive Chairman of the Board
DOMINIC CASSERLEY
Chief Executive Officer
MATTHEW FURMAN
General Counsel
JOHN GREENE
Chief Financial Officer

Agenda
I. Executive Summary
II. Strategic Rationale and Value Creation
III. Shareholder Engagement and Governance
IV. Conclusion
V. Q&A

Executive Summary
• Strategic merger of equals positioned to create value for shareholders
- Merger of equals reflects complementary assets and merger of like-sized organizations
- Significant opportunity to create value through revenue and cost synergies; generates estimated aggregate $4.7 billion in incremental value for shareholders of both companies
- Creates balanced management and structure to ensure best execution and value delivery to clients
• Combination leverages unique strengths of both companies to advance strategic priorities
- Highly Complementary Offerings: Combined company will have a comprehensive portfolio of services and solutions, a strong platform for global growth and a common commitment to clients around the world
- Middle Market Opportunity: Increase access to middle-market clients for Towers Watson to help accelerate opportunity for growth in the North American health exchange market
- North America Large Account Opportunity: Towers Watson’s established relationships with large customers present a unique opportunity for Willis to increase its share of this $10 billion market
• Willis Board of Directors conducted thorough strategic evaluation
- Over the course of multiple meetings, the Board of Directors reviewed the strategic and financial implications of the transaction vs. other alternatives including the standalone case
- Board unanimously approved the transaction
• Willis conducted extensive shareholder outreach following announcement
- Met with current investors who currently hold ~80% of Willis shares, including ValueAct, and potential new investors

Willis | TOWERS WATSON
Strategic Rationale and Value Creation

Strategic Vision for Combined Willis Towers Watson
U.S. domicile – Arlington, Virginia HQ
Present in 37 countries
$3.5bn revenue1
~16,000 employees
Significant, long standing relationships with most of the Global Fortune 1000
Established advisory business, growing into solutions
ADVISORY SOLUTIONS BROKING
Willis
Irish domicile – New York and London HQs
Present in 120 countries including Gras Savoye
$3.8bn revenue2
~22,500 employees3
Large corporate business globally, strong presence in middle market business in North America
Established broking business, growing into advisory
A leading integrated, global advisory, broking and solutions firm
FOR CLIENTS: Deliver innovative, integrated, international solutions, tailored to client needs and underpinned by data and analytics
FOR STAFF: Provide global career opportunities in a dynamic, meritocratic work environment, underpinned by shared values
FOR INVESTORS: Generate significant value through synergies in the short term and create the platform for continued, long term growth and share gain
(1) Towers Watson Fiscal Year 2014 ended June 30, 2014; (2) Willis Fiscal Year 2014 ended December 31, 2014 excluding Gras Savoye; (3) Includes Gras Savoye

Towers Watson is the Ideal Partner for Willis
Unique opportunity to accelerate both Towers Watson and Willis’ long-term strategies
• Highly complementary solutions-focused offerings
• Towers Watson introduces broad set of capabilities to Willis’ current offering
- Vehicle for growing Willis’ North American large accounts business through Towers Watson’s strong relationships with the majority of Fortune 1000 companies
- Access to Towers Watson’s analytical capabilities to grow our Risk and Analytics value proposition
- Broadens our human capital and benefits value proposition
- Increases the scale and scope of our international network
• Creates scale for both organizations
- Combined company doubles standalone market cap, moving us closer in size to the two largest players
• Financially compelling transaction provides value creation opportunity
Cultures aligned around shared values, including client-first approach
• Access to deeper management bench
MOE provides unique ability to leverage and enhance strengths of both companies and mitigate integration risk and potential disruption of business momentum

A Highly Complementary, Strategic Combination
Powerful Global Platform for Profitable Growth
I Drives incremental growth opportunity through increased ability to rely upon Towers Watson’s relationships to increase Willis’ penetration in the large U.S. P&C corporate market. Accelerates Growth in Exchange Market
II Provides significant opportunity to accelerate growth in the exchange market by bringing Towers Watson’s best-in-class Exchange Solutions offering to Willis’ significant middle-market relationships.
Expands International Profile
III Combined entity will both internationalize Towers Watson’s exchange offering and serve more multinationals around the world, given the expanded capabilities and footprint. Strong Financial Profile
IV Combined entity will have a strong balance sheet and financial profile, with a diversified revenue mix across segments, geographies and clients, and significant cash flow generation.
Highly Achievable Cost Synergies
V Combination is expected to result in $100-125 million in incremental cost savings to be fully realized within three years of closing, primarily related to the elimination of duplicate corporate costs and economies of scale, in addition to increased efficiencies.

Enhances Willis' Overall Competitive Position in Marketplace

	Towers Watson	Willis	Willis Towers Watson	Aon	Marsh & McLennan Companies
FY14A Revenue[1]	$3.5bn	$3.8bn	$8.2bn	$12.0bn	$13.0bn
FY14A EBITDA	$670mn[2]	$829mn[3]	$1.7bn[4]	$2.6bn	$2.7bn
Effective Tax Rate	Mid-30%	27.7%	Mid-20% (expected)	18.9%	28.5%
Countries of Operation	37	120	120+	120+	130+
# Employees	16,000	~22,500[5]	~39,000	66,000	57,000

- ***Transaction creates third largest player in the industry that offers a diverse suite of both consulting and brokerage services***
- ***Delivers innovative, integrated, international solutions, tailored to client needs and underpinned by data and analytics***

Source: Public filings, Company website and Factset. (1) Financials based on calendar year 2014 results, pro forma for the merger, completion of Willis' acquisitions of Miller and Gras Savoye (pending), and full year run rate contributions for Willis' acquisitions of IFG, Max Matthiessen and Charles Monat; (2) Towers Watson adjusted EBITDA defined as net income (attributable to common stockholders) adjusted for discontinued operations, net of tax, provision for income taxes, interest, net, depreciation and amortization, transaction and integration expenses, and other non-operating income excluding income from variable interest entity; (3) Willis underlying EBITDA defined as net income (attributable to Willis Group Holdings) adjusted for net income attributable to non-controlling interests, interest in earnings of associates, net of tax, income tax charges, interest expense, restructuring charges, depreciation, amortization and other non-operating income; (4) Financials based on calendar year 2014 results, pro forma for the merger, completion of Willis' acquisitions of Miller and Gras Savoye (pending), and full year run rate contributions for Willis' acquisitions of IFG, Max Matthiessen and Charles Monat. Consists of Towers Watson Adjusted EBITDA and Willis Underlying EBITDA. See Willis and Towers Watson non-GAAP measures for definitions; (5) Includes Gras Savoye

13

Estimated $4.7 Billion in Total Incremental Value


$22.8 (1)
$1.5
$1.5
$1.65
$18.15
Pro Forma Market Capitalization as of June 29, 2015 (Pre-Announcement)
Illustrative Pro Forma Equity Value

Estimated Value to Shareholders

Towers Watson	$11.5 billion (including $337 million special dividend)[2]
Willis	$11.3 billion

~$1.65 billion in value from cost synergies[3]

- $100-125 million of run-rate cost synergies
- Incremental to Operational Improvement Program

~$1.5 billion in value from tax savings (2016) on existing Towers Watson earnings[4]

~$1.5 billion in value from revenue synergies[5]

(1) $22.8 billion is pre-dividend. $22.5 billion is ex-dividend. The combined market capitalization of $18.1 billion is as of June 29, 2015.
(2) Calculated as (A) 49.9% pro forma ownership (ex-special one-time dividend) plus (B) special one-time dividend of $337mm.
(3) $125 million of run-rate synergies capitalized based on Towers Watson's average P/E of ~20x and Willis' average P/E of ~17x (6-month average NTM P/E preceding announcement).
(4) Illustratively represents ~$75 million of annual savings at Towers Watson capitalized at Towers Watson calendar year 2016E cash P/E multiple of 20.3x as of June 29, 2015.
(5) ~$525mm of annual run-rate revenue synergies capitalized based on Towers Watson's average P/E of ~20x and Willis' average P/E of ~17x (6-month average NTM P/E preceding announcement).

14

Willis TOWERS WATSON
Shareholder Engagement and Governance

Constructive Shareholder Engagement

Investor Meetings



Boston
Monday, September 21
New York City
Tuesday, September 22
Chicago
Wednesday, July 15
Columbus
Tuesday, July 14
Baltimore
Wednesday, July 15
San Francisco
Friday, September 18
Los Angeles
Monday, July 13
San Diego
Monday, July 13
Dallas
Tuesday, July 14
Houston
Tuesday, July 14

- Since announcement, **Willis' management has met with investors who currently hold ~80% of Willis shares**, including ValueAct, over 2 roadshows
- Feedback has been positive overall; we believe Willis investors are supportive of the deal and we are seeing increased interest from new investors

Selected Market Commentary[1]

"The merger diversifies WSH's revenue stream away from insurance brokerage (which faces headwinds from lower P&C insurance prices) by adding a large, faster-growth consulting business"

JP Morgan, August 26, 2015

"Assuming only tax and cost synergies, we estimate proforma earnings in the range of $1.2-1.3bn implying current combined valuation in the range of 12-13x forward earnings."

Nomura, October 19, 2015

"The companies estimate $75mn of tax savings and, while we have confidence in this estimate, we assume just two-thirds in early years. At approximately 2% of total combined expenses, we view the expense savings target of $125mn pretax as executable."

Nomura, October 19, 2015

"It would complement TW's private healthcare exchange platform with WSH's middle-market broker distribution and leverage WSH's global reach and TW's large account relationships. The combination would rival AON and MMC in size and breadth."

Morgan Stanley, September 25, 2015

(1) Permission to use quoted material was neither sought nor obtained

16

Willis Board Process
Willis Board reviews strategic opportunities as part of regular, ongoing process
Willis Board evaluates competitive position and a broad, expansive range of potential strategic opportunities as part of a regular competitive review, with assistance from outside financial advisors, over the course of several meetings
Willis and Towers Watson discuss potential combination and value creation
Management teams conduct extensive due diligence discussions – with Willis advisors, including Weil, Gotshal & Manges, Matheson, Perella Weinberg Partners, EY and McKinsey – on revenue and cost value creation opportunities a strategic combination would produce and other transaction considerations
At multiple meetings, the Willis Board reviews financial and strategic implications of transaction versus alternatives
Willis management and external advisors outline their perspectives on the strategic and financial implications of the proposed combination versus other business opportunities and the Willis standalone plan
Transaction economics reflect merger of equal terms based on market factors
Exchange ratio based on market capitalization and dividend to Towers Watson shareholders; economics value accretive to both sets of shareholders
Board unanimously approves transaction
After extensive further review and transaction due diligence, the Board unanimously approves the transaction
Note: See S-4 for additional detail

Willis Existing Board Governance Structure
Willis Group Holdings
Separate Chairman and CEO since 2013
Chairs and all Members of each of Board Committees – Audit, Compensation, Corporate Governance & Nominating, and
Risk – are independent
Non-employee directors are subject to significant share ownership guidelines
Majority voting: any nominee who does not receive a majority of votes cast is not elected
Governance Guidelines include, among other things, the following policies:
Requiring the CEO to seek approval of the Governance Committee before serving on any other public company board
Restricting directors (other than the CEO who is further restricted as noted above) from serving on the boards of more than three publicly-traded companies in addition to the Willis Board
Requiring a director who experiences materially changed circumstances to offer his or her resignation from the Board
All directors, including the Chairman, received over 90% support at the annual meeting held on June 30, 2015
In supplement to the annual meeting proxy filed on June 19, 2015, Willis responded to ISS’ expressed concern that the Chairman was “overboarded”
ISS indicated that it considered Mr. McCann to be “overboarded” by reason of his role as CEO and Chairman of 1-800-Flowers.com, Inc. and as a director of three other public companies
As stated in the supplement, “Mr. McCann very recently became a member of [another board] following the closing of a merger transaction. Given the recent timing, he does not wish to make changes to any of his public company relationships that would be rushed or disruptive. Consistent with that, Mr. McCann has advised us that within a year he will take action so that he will not be considered “overboarded” by the current policies of ISS.”

Pro Forma Board and Management Structure
Board Governance
Board of Directors will comprise 12 members:
6 members nominated by Towers Watson including John Haley
6 members nominated by Willis including James McCann (who will serve as Chairman) and Dominic Casserley
Organizational Structure
Balanced senior executive team to ensure maximum continuity of leadership in key lines of business and regions
CEO | John Haley
PRESIDENT AND DEPUTY CEO | Dominic Casserley
BUSINESS LINES REGIONS CORPORATE
CORPORATE RISK & BROKING GREAT BRITAIN CFO
Tim Wright Nicolas Aubert Roger Millay
Willis Willis Towers Watson
NORTH AMERICA CO HEAD
Carl Hess
EXCHANGE SOLUTIONS GENERAL COUNSEL
Towers Watson
Jim Foreman Matt Furman
Towers Watson Willis
NORTH AMERICA CO HEAD
Todd Jones
HUMAN CAPITAL Willis
HEAD OF HR
AND BENEFITS
Anne Bodnar
Julie Gebauer REST OF WORLD Towers Watson
Towers Watson Adam Garrard
Willis
INVESTMENT, RISK & WESTERN EUROPE HEAD OF OPS & TECH
REINSURANCE Paul Morris David Shalders
Dominic Casserley, Willis Towers Watson Willis

Willis TOWERS WATSON w
Conclusion

Conclusion: A Highly Complementary, Strategic Combination
Creates leading global advisory, broking and solutions firm
Powerful Client Proposition
Integrated global platform with highly complementary offerings
Comprehensive advice, analytics, specialty capabilities and solutions covering benefits; exchange solutions; brokerage and advisory; risk and capital management; and talent and rewards
Accelerates Revenue Growth and Strategic Priorities
Leverage mutual distribution strength to enhance market penetration
Enhanced global footprint
Platform for further innovation
Significant Cost Synergy Opportunities
Highly achievable, identified cost savings and efficiencies
Cultures Aligned Around Shared Values
Significant Shareholder Value Creation

Willis TOWERS WATSON w
Q & A

Willis TOWERS WATSON w
Appendix

Transaction Combines Complementary Businesses

	TOWERS WATSON	Willis
Overview	Global consulting firm focusing on providing human capital and financial consulting services. Offers consulting, technology and solutions in the areas of benefits, talent management, rewards, and risk and capital management.	Global risk advisory, re/insurance broking, and human capital and benefits firm organized in four business segments: Willis North America, Willis Capital, Wholesale and Reinsurance, Willis GS and Willis International.
Clients	Significant, long standing relationships with most of the Global Fortune 1000	Large corporate business globally, strong presence in middle market business in North America
Footprint[1]	~16,000 associates in 37 countries	~22,500 associates in more than 120 countries
FY14 Revenue[2,3]	$3.5bn	$3.8bn
FY14 EBITDA[4]	$670mn	$829mn

FY14 Revenue by Segment



3%
17%
18%
8%
54%
Talent & Rewards
Risk & Financial Services
Exchange Solutions
Benefits
Other



18%
27%
20%
35%
International
North America
Capital, Wholesale and Reinsurance
Great Britain

(1) Includes Gras Savoye; (2) Towers Watson Fiscal Year 2014 ended June 30, 2014; (3) Willis Fiscal Year 2014 ended December 31, 2014 excluding Gras Savoye; (4) Consists of Towers Watson Adjusted EBITDA and Willis Underlying EBITDA. See Willis and Towers Watson non-GAAP measures for definitions

24

Merger Consideration and Ownership
TOWERS WATSON Willis
SHAREHOLDERS SHAREHOLDERS
49.9%
Receive $4.87 cash dividend per share
50.1%
Exchange each TW share for 2.6490 Willis Shares 2.6490 : 1
Reverse Stock Split (1)
Willis 2.6490 : 1
Reverse Stock
Split (1)
$4.87 cash dividend per share plus 0.3775 shares of Willis Towers
1 share of Willis Towers Watson Watson for each Willis Share for each Towers Watson Share
(1) Subject to Willis shareholder approval. If not approved each Towers Watson share will receive a cash dividend of $4.87 per share and 2.6490 shares of Willis Towers Watson for each Towers Watson share. Willis shareholders will continue to own their existing number of shares. The merger is not conditioned on approval of the reverse stock split.

Willis Historical Compensation Practices Have Aligned Management and Shareholder Interests
88% of the Group CEO’s total compensation for the most recently-completed fiscal year was variable and on average 77% of the other named executive officers’ total compensation was variable
CEO compensation paid with respect to the most recently-completed fiscal year was below the average of a group of key competitors1
Clawback policy applicable to executive officers for incentive payments and equity-based awards
No backdating of stock options and no option repricings without shareholder approval
Significant share ownership guidelines for non-employee directors
Minimal perquisites for executives
No dividends paid on earned or unearned performance-based RSUs
Strong Compensation
Practices
No excise tax gross-ups
Independent evaluation of alignment of realizable pay to relative long-term performance
Compensation Committee oversight of risks associated with compensation policies and practices
Independent compensation consultant selected and overseen by the Compensation Committee
All long-term incentive awards are subject to double-trigger vesting upon change of control
No hedging or pledging policy for directors and senior executives
No share reserve automatic replenishment (evergreen) provision in any of our stock-based plans
(1) See: Supplement to Willis Annual Meeting Proxy Statement filed June 19, 2015